Exhibit 99.2

WARRANT INDENTURE

Providing for the Issue of Common Share Purchase Warrants

BETWEEN

TITAN MEDICAL INC.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

Dated as of March 21, 2019

TABLE OF CONTENTS

ARTICLE I INTERPRETATION		1
1.1	Definitions	1
1.2	Number and Gender	6
1.3	Interpretation Not Affected by Headings, Etc.	6
1.4	Day Not a Business Day	6
1.5	Governing Law	6
1.6	Currency	6
1.7	Meaning of "Outstanding"	6
1.8	Severability	7
1.9	Statutory References	7
ARTICLE II ISSUE OF WARRANTS		7
2.1	Issue of Warrants	7
2.2	Form and Terms of Warrants	7
2.3	Issue in Substitution for Lost Warrant Certificates	8
2.4	Non-Certificated Deposit	9
2.5	Warrantholder not a Shareholder	11
2.6	Warrants to Rank Pari Passu	11
2.7	Signing of Warrant Certificates	11
2.8	Certification by the Warrant Agent	11
2.9	RESERVED.	12
2.10	Copy of Indenture	12
ARTICLE III EXCHANGE AND OWNERSHIP OF WARRANTS; NOTICES		12
3.1	Exchange of Warrant Certificates	12
3.2	Registration of Warrants	12
3.3	Transfer of Warrants	13
3.4	Ownership of Certificates	14
3.5	Evidence of Ownership	14
3.6	Notices	15
ARTICLE IV EXERCISE OF WARRANTS		15
4.1	Method of Exercise of Warrants	15
4.2	Effect of Exercise of Warrants	16
4.3	Subscription for Less than Entitlement	17

4.4	No Fractional Common Shares	18
4.5	Expiration of Warrant Certificates	18
4.6	Cancellation of Surrendered Warrants	18
4.7	Accounting and Recording	18
4.8	RESERVED.	19
ARTICLE V ADJUSTMENT OF SUBSCRIPTION RIGHTS AND EXERCISE PRICE		19
5.1	Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise	19
5.2	Postponement of Subscription	19
5.3	Notice of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise	19
ARTICLE VI PURCHASES BY THE COMPANY		20
6.1	Purchases of Warrants for Cancellation	20
6.2	Optional Purchases by the Company	20
ARTICLE VII COVENANTS OF THE COMPANY		20
7.1	Covenants of the Company	20
7.2	Warrant Agent's Remuneration and Expenses	22
7.3	Performance of Covenants by Warrant Agent	22
7.4	Securities Filings	22
7.5	Certificates of No Default	22
ARTICLE VIII ENFORCEMENT		23
8.1	Suits by Warrantholders	23
8.2	Limitation of Liability	24
ARTICLE IX MEETINGS OF WARRANTHOLDERS		25
9.1	Right to Convene Meetings	25
9.2	Notice	25
9.3	Chairman	25
9.4	Quorum	25
9.5	Power to Adjourn	26
9.6	Show of Hands	26
9.7	Poll and Voting	26
9.8	Regulations	27
9.9	Company, Warrant Agent and Warrantholders May be Represented	27
9.10	Powers Exercisable by Extraordinary Resolution	27
9.11	Meaning of Extraordinary Resolution	28

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9.12	Powers Cumulative	29
9.13	Minutes	29
9.14	Instruments in Writing	29
9.15	Binding Effect of Resolutions	29
9.16	Holdings by Company Disregarded	29
ARTICLE X SUPPLEMENTAL INDENTURES		30
10.1	Provision for Supplemental Indentures for Certain Purposes	30
10.2	Successor Companies	31
ARTICLE XI CONCERNING THE WARRANT AGENT		31
11.1	Indenture Legislation	31
11.2	Rights and Duties of Warrant Agent	31
11.3	Evidence, Experts and Advisers	32
11.4	Action by Warrant Agent to Protect Interest	33
11.5	Warrant Agent not Required to Give Security	33
11.6	Protection of Warrant Agent	33
11.7	Replacement of Warrant Agent; Successor by Merger	33
11.8	Conflict of Interest	34
11.9	Warrant Agent Not to be Appointed Receiver	35
11.10	Payments by Warrant Agent	35
11.11	Deposit of Securities	35
11.12	Act, Error, Omission etc.	35
11.13	Indemnification	35
11.14	Notice	36
11.15	Reliance by the Warrant Agent	36
11.16	Privacy	36
11.17	Anti-Money Laundering	37
11.18	Force Majeure	37
ARTICLE XII ACCEPTANCE OF TRUSTS BY WARRANT AGENT		37
12.1	Appointment and Acceptance of Functions	37
ARTICLE XIII GENERAL		38
13.1	Notice to the Company and the Warrant Agent	38
13.2	Time of the Essence	39
13.3	Counterparts and Formal Date	39
13.4	Discretion of Directors	39

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13.5	Satisfaction and Discharge of Indenture	39
13.6	Provisions of Indenture and Warrant Certificates for the Sole Benefit of Parties and Warrantholders	40
13.7	Common Shares or Warrants Owned by the Company or its Subsidiaries Certificates to be Provided	40
Schedule "A" Form of Warrant Certificate		1

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THIS WARRANT INDENTURE dated as of the 21 day of March, 2019.

B E T W E E N:

TITAN MEDICAL INC., a corporation existing under the laws of the Province of Ontario

(hereinafter called the “Company”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company licensed to carry on business in all Provinces in Canada

(hereinafter called the “Warrant Agent”)

WHEREAS the Company proposes to issue and sell up to 8,455,882 Warrants (as hereinafter defined) pursuant to the Prospectus (as hereinafter defined) and this Indenture;

AND WHEREAS pursuant to this Indenture, each Warrant shall entitle the registered holder thereof to purchase one Common Share (as hereinafter defined) (subject to adjustment as herein provided) at the price and upon the terms and conditions herein set forth;

AND WHEREAS for such purpose the Company deems it necessary to create and issue Warrants constituted and issued in the manner hereinafter appearing and the Warrants shall be represented solely by Warrant Certificates (as hereinafter defined) issued under this Indenture;

AND WHEREAS all things necessary have been done and performed to make the Warrants and the Warrant Certificates (when certified by the Warrant Agent and issued as provided for in this Indenture) legal, valid and binding upon the Company with the benefits of and subject to the terms of this Indenture;

AND WHEREAS, as of the date hereof the Corporation has an effective Registration Statement (as defined below) under the Securities Act (as defined below);

AND WHEREAS the representations and statements of fact contained in the above recitals are those of the Company and not of the Warrant Agent;

NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE I
INTERPRETATION

1.1   Definitions

In this Indenture, unless there is something in the subject matter or context inconsistent therewith, the terms defined in this Section or elsewhere herein shall have the respective meanings specified in this Section or elsewhere herein:

(a)       “Affiliate” has the meaning ascribed thereto in the Securities Act (Ontario), as amended or replaced from time to time;

(b)      “Agent” means Bloom Burton Securities Inc.;

(c)      “Applicable Securities Laws” means the applicable securities laws and regulations of each of the provinces and territories of Canada, and the applicable federal and state securities laws and regulations of the United States, together with all related rules, policies, notices and orders of applicable regulatory authorities;

(d)      “Authenticated” means (a) with respect to the issuance of a Warrant Certificate, one which has been duly signed by the Corporation and authenticated by manual signature of an authorized officer of the Warrant Agent, (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant as required by Section 2.9 are entered in the register of Warrantholders, “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

(e)       “Business Day” means a day which is not Saturday or Sunday or a statutory holiday in the City of Toronto or a day on which the principal office of the Warrant Agent in the City of Toronto is closed;

(f)      “Beneficial Owner” means a person that has a beneficial interest in the Warrant that is represented by a Warrant Certificate or Uncertificated Warrant registered in the name of CDS or its nominee, the purposes of being held by or on behalf of CDS as custodians for CDS Participants;

(g)      “CDS” or the “Depository” means CDS Clearing and Depository Services Inc. or its nominee;

(h)      “CDS Participant” means a broker, dealer, bank or other financial institution or other person for whom, from time to time, CDS effects book entries for the Warrants deposited with CDS;

(i)       “Closing Date” has the meaning ascribed to such term in the Prospectus;

(j)       “Common Shares” or “Common Stock” means the common shares in the capital of the Company as such shares exist at the close of business on the date hereof and, in the event that there shall occur a change in respect of or affecting the Common Shares referred to in Section 5.1 (whether or not such change shall result in an adjustment in the Exercise Price), the term “Common Shares” or “Common Stock” shall mean the shares, other securities or other property which a Warrantholder is entitled to purchase upon the exercise of Warrants resulting from such change;

(k)      “Company” means Titan Medical Inc., a corporation existing under the laws of the Province of Ontario, and its lawful successors from time to time;

(l)       “Company’s Auditors” means the chartered accountant or firm of chartered accountants duly appointed as auditor or auditors of the Company from time to time;

(m)     “Confirmation” means a confirmation sent by CDS to the Warrant Agent in connection with the exercise of a Warrant by a Beneficial Owner through a CDS Participant;

(n)      “Counsel” means a barrister or solicitor (who may be an employee of the Company) or a firm of barristers and solicitors (who may be counsel to the Company), in both cases acceptable to the Warrant Agent, acting reasonably;

(o)      “Court” has the meaning attributed thereto in subsection 11.7(1);

(p)      “Current Market Price” at any date, means the volume weighted average price per share at which the Common Shares have traded:

(i) on the TSX;

(ii) if the Common Shares are not listed on the TSX, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the directors, acting reasonably and in good faith; or

(iii) if the Common Shares are not listed on any stock exchange, on any over-the-counter market;

during the 20 consecutive trading days (on each of which at least 500 Common Shares are traded in board lots) ending the second trading day before such date and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold in board lots on the exchange or market, as the case may be, during such 20 consecutive trading days by the number of Common Shares sold, or if not traded on any recognized market or exchange, as determined by the directors of the Company acting reasonably;

(q)      “Date of Issue” for a particular Warrant means the date on which the Warrant is actually issued by or on behalf of the Company;

(r)       “Director” means a director of the Company for the time being, and, unless otherwise specified herein, reference to “action by the Directors” means action by the Directors of the Company as a board, or whenever duly empowered, action by any committee of such board;

(s)       “Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(t)       “Exercise Date” with respect to any Warrant means the date on which the Warrant Certificate representing such Warrant is surrendered for exercise in accordance with the provisions of Article IV;

(u)      “Exercise Period” means the period commencing on the time of issue on the Date of Issue and ending at the Time of Expiry;

(v)      “Exercise Price” means a price per Common Share of US$ 4.00 unless such price shall have been adjusted in accordance with the provisions of Section 5.1, in which case it shall mean such adjusted price in effect at such time;

(w)     “Extraordinary Resolution” has the meaning attributed thereto in Section 9.11;

(x)      “Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Warrant Agent’s internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Warrant Agent, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;

(y)      “NASDAQ” means the NASDAQ Capital Market;

(z)       “Person” means an individual, a corporation, a partnership, a syndicate, a trustee or any unincorporated organization and words importing persons are intended to have a similarly extended meaning;

(aa)     “Prospectus” means the final short form prospectus dated March 18, 2019;

(bb)    “Registration Statement” means the Form F-10 registration statement filed with the SEC under the Securities Act registering the Common Shares issuable upon exercise of the Warrants;

(cc)     “SEC” or “Commission” means the United States Securities and Exchange Commission;

(dd)    “Securities” means the Common Shares and Warrants;

(ee)     “Securities Act” means the United States Securities Act of 1933, as amended;

(ff)      “Shareholder” means a holder of record of one or more Common Shares;

(gg)    “Subsidiary of the Company” means a corporation of which voting securities carrying a majority of the votes attached to all voting securities are held, directly or indirectly other than by way of security only, by or for the benefit of the Company, the Company and one or more subsidiaries thereof, or one or more subsidiaries of the Company; and, as used in this definition, voting securities means securities of a class or series or classes or series carrying a voting right to elect directors under all circumstances provided that, for the purposes hereof, securities which only carry the right to vote conditionally on the happening of an event shall not be considered voting securities whether or not such event shall have happened nor shall any securities be deemed to cease to be voting securities solely by reason of a right to vote accruing to securities of another class or series or classes or series by reason of the happening of such event;

(hh)    “this Warrant Indenture”, “this Indenture”, “herein”, “hereby”, and similar expressions mean and refer to this Indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions “Article”, “Section”, and “subsection” followed by a number mean and refer to the specified Article, Section or subsection of this Indenture;

(ii)      “Time of Expiry” means 5:00 p.m. (Toronto time) on March 21, 2024 (being the date that is 60 months after the date of this Indenture);

(jj)      “Trading Day” means a day on which either the TSX or NASDAQ are open for trading;

(kk)    “Transfer Agent” means, with respect to the Common Shares in Canada, Computershare Investor Services Inc. or, with respect to the Common Shares in the United States, Computershare Trust Company, N.A.;

(ll)      “TSX” means the Toronto Stock Exchange;

(mm)  “Uncertificated Warrant” means any Warrant which is not issued as part of a Warrant Certificate;

(nn)    “Unit” has the meaning ascribed to such term in the Prospectus;

(oo)    “United States” means the United States of America as that term is defined in Regulation S;

(pp)    “U.S. Person” means a “U.S. person” as that term is defined in Regulation S;

(qq)    “U.S. Purchaser” means an original purchaser of Units of which the Warrants comprise a part who was, at the time of purchase, either an Institutional Accredited Investor or a Qualified Institutional Buyer and (a) a U.S. Person, (b) any person purchasing such Units on behalf of, or for the account or benefit of, any U.S. Person or any person in the United States, (c) any person who receives or received an offer to acquire such Units while in the United States, and (d) any person who was in the United States at the time such person's buy order was made or the subscription agreement pursuant to which such Units were acquired was executed or delivered;

(rr)     “Warrant” means each common share purchase warrant of the Company issued or to be issued hereunder entitling the holder thereof to purchase one Common Share for each Warrant upon payment of the Exercise Price; provided that in each case the number and/or class of shares or securities receivable on the exercise of the Warrant may be subject to increase or decrease or change in accordance with the terms and provisions hereof;

(ss)     “Warrant Agent” means Computershare Trust Company of Canada, or its successors hereunder;

(tt)     “Warrant Certificate” means a certificate representing one or more Warrants substantially in the form set forth in Schedule “A” hereto or such other form as may be approved by the Company, the Agent and the Warrant Agent. To the extent that the Warrants are in the non-certificated issuer system, then this term shall mean the appropriate evidence of such warrants pursuant to the non-certificated issuer system;

(uu)    “Warrantholders” or “holders” without reference to Common Shares means the Persons whose names are entered for the time being on the register maintained pursuant to Section 3.2(1);

(vv)    “Warrantholders’ Request” means an instrument signed in one or more counterparts by Warrantholders entitled to purchase, in the aggregate, not less than 10% of the aggregate number of Warrants then unexercised and outstanding, which requests the Warrant Agent to take some action or proceeding specified therein; and

(ww)  “written order of the Company”, “written request of the Company”, “written consent of the Company” and “certificate of the Company” and any other document required to be signed by the Company, means, respectively, a written order, request, consent, certificate or other document signed in the name of the Company by any officer or director and may consist of one or more instruments so executed.

1.2      Number and Gender

Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.3      Interpretation Not Affected by Headings, Etc.

The division of this Indenture into Articles, Sections and subsections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or the Warrant Certificates.

1.4      Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.5      Governing Law

This Indenture and the Warrant Certificates shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.6      Currency

Except as otherwise specified herein, all dollar amounts herein are expressed in lawful money of the United States.

1.7      Meaning of “Outstanding”

Every Warrant represented by a Warrant Certificate countersigned and delivered by the Warrant Agent hereunder shall be deemed to be outstanding until it shall be cancelled or exercised pursuant to Article IV, provided that where a new Warrant Certificate has been issued pursuant to Section 2.3 hereof to replace one which has been mutilated, lost, destroyed or stolen, the Warrants represented by only one of such Warrant Certificates shall be counted for the purpose of determining the aggregate number of Warrants outstanding.

1.8      Severability

In the event that any provision hereof shall be determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remainder of such provision and any other provision hereof shall not be affected or impaired thereby.

1.9      Statutory References

In this Indenture, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulation made thereunder.

ARTICLE II
ISSUE OF WARRANTS

2.1      Issue of Warrants

Up to 8,455,882 Warrants are hereby created and authorized to be issued and certificates evidencing such Warrants as have been issued shall be executed by the Company, certified by or on behalf of the Warrant Agent upon the written order of the Company and delivered in accordance with this Article.

2.2      Form and Terms of Warrants

(1)      Subject to subsection 2.2(2), each Warrant authorized to be issued hereunder shall entitle the holder thereof to purchase upon due exercise and upon due execution and endorsement of the Notice of Exercise on the Warrant Certificate or other instrument of subscription in such form as the Warrant Agent and/or the Company may from time to time prescribe and upon payment of the Exercise Price in effect on the Exercise Date, one Common Share at any time during the Exercise Period, in accordance with the provisions of this Indenture.

(2)      The number of Common Shares which may be purchased pursuant to the Warrants and the Exercise Price shall be adjusted in the events and in the manner specified in Section 5.1.

(3)     The Warrants may be issued in both certificated and uncertificated form, except that all Warrants originally issued to a U.S. Purchaser will be issued in certificated form only. Warrant Certificates for the Warrants shall be substantially in the form attached as Schedule “A” hereto, with such additions, variations and changes as may be required or permitted by the terms of this Indenture, and which may from time to time be agreed upon by the Warrant Agent and the Company, and shall bear such legends and such distinguishing letters and numbers as the Company may, with the approval of the Warrant Agent, prescribe. The Warrant Certificates shall be dated as of the date hereof or on such other Closing Date upon which Warrants shall be issued.

(4)      Subject to subsection 2.2(5), Warrant Certificates shall be issuable in any denomination.

(5)      If a Warrantholder is entitled to a fraction of a Warrant the number of Warrants issued to that Warrantholder shall be rounded down to the nearest whole Warrant.

(6)      The Warrant Certificates may be engraved, lithographed or printed (the expression “printed” including for purposes hereof both original typewritten material as well as mimeographed, mechanically, photographically, photostatically or electronically reproduced, typewritten or other written material), or partly in one form and partly in another, as the Company, with the approval of the Warrant Agent, may determine. No change in the form of the Warrant Certificate shall be required by reason of any adjustment made pursuant to Section 5.1 in the number and/or class of securities or type of securities that may be acquired pursuant to the Warrants.

2.3      Issue in Substitution for Lost Warrant Certificates

(1)     In the event that any Warrant Certificates issued and certified under this Indenture shall be mutilated, lost, destroyed or stolen, the Company, subject to applicable law, shall issue and thereupon the Warrant Agent shall certify and deliver, a new certificate of like tenor, and bearing the same legends, as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated certificate, or in lieu of and in substitution for such lost, destroyed or stolen certificate, and the substituted certificate shall be in a form approved by the Warrant Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(2)     The applicant for the issue of a new certificate pursuant to this Section 2.3 shall bear the reasonable cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the certificate so lost, destroyed or stolen as shall be satisfactory to the Company and to the Warrant Agent in their sole discretion, acting reasonably, and such applicant shall also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Company and the Warrant Agent, each acting reasonably, to save each of them harmless, and shall pay the reasonable expenses, charges and any taxes applicable thereto to the Company and the Warrant Agent in connection therewith.

2.4      Non-Certificated Deposit

(1)      Subject to the provisions hereof, at the Company’s option, Warrants, other than those issued pursuant to a U.S. Purchaser (which will be evidenced in certificated form only), will be issued and registered in the name of CDS or its nominee and:

(A)      may be directly deposited by the Warrant Agent to CDS; and

(B)      shall be identified by the CUSIP/ISIN 88830X330 /CA88830X3307

(2)      If the Company issues Warrants in a non-certificated format, Beneficial Owners of such Warrants registered and deposited with CDS shall not receive Warrant Certificates in definitive form and shall not be considered owners or holders thereof under this Indenture or any supplemental agreement. Beneficial interests in Warrants registered and deposited with CDS will be represented only through the non-certificated inventory system administered by CDS. Transfers of Warrants registered and deposited with CDS between CDS Participants shall occur in accordance with the rules and procedures of CDS. Neither the Company nor the Warrant Agent shall have any responsibility or liability for any aspects of the records relating to or payments made by CDS or its nominee, on account of the beneficial interests in Warrants registered and deposited with CDS. Nothing herein shall prevent the Beneficial Owners of Warrants registered and deposited with CDS from voting such Warrants using duly executed proxies.

(3)      All references herein to actions by, notices given or payments made to Warrantholders shall, where Warrants are held through CDS, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the CDS Participants in accordance with its rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Warrantholders evidencing a specified percentage of the aggregate Warrants outstanding, such direction or consent may be given by Beneficial Owners acting through CDS and the CDS Participants owning Warrants evidencing the requisite percentage of the Warrants. The rights of a Beneficial Owner whose Warrants are held through CDS shall be exercised only through CDS and the CDS Participants and shall be limited to those established by law and agreements between such Beneficial Owners and CDS and the CDS Participants upon instructions from the CDS Participants. Each of the Warrant Agent and the Company may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Warrants and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder.

(4)      For so long as Warrants are held through CDS, if any notice or other communication is required to be given to Warrantholders, the Warrant Agent will give such notices and communications to CDS.

(5)      If CDS resigns or is removed from its responsibility as Depository and the Warrant Agent is unable or does not wish to locate a qualified successor, CDS shall provide the Warrant Agent with instructions for registration of Warrants in the names and in the amounts specified by CDS and the Company shall issue and the Warrant Agent shall certify and deliver the aggregate number of Warrants then outstanding in the form of definitive Warrant Certificates representing such Warrants.

(6)     Every Warrant Authenticated upon registration of transfer of an Uncertificated Warrant, or in exchange for or in lieu of an Uncertificated Warrant or any portion thereof, whether pursuant to this Section 2.4 or otherwise, shall be Authenticated in the form of, and shall be, an Uncertificated Warrant, unless such Warrant is registered in the name of a person other than the Depository for such Uncertificated Warrant or a nominee thereof.

(7)     The rights of Beneficial Owners who hold securities entitlements in respect of the Warrants through the non-certificated inventory system administered by CDS shall be limited to those established by applicable law and agreements between the Depository and the CDS Participants and between such CDS Participants and the Beneficial Owners who hold securities entitlements in respect of the Warrants through the non-certificated inventory system administered by CDS, and such rights must be exercised through a CDS Participant in accordance with the rules and procedures of the Depository.

(8)      Notwithstanding anything herein to the contrary, neither the Company nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(A)     the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Warrants represented by an electronic position in the non-certificated inventory system administered by CDS (other than the Depository or its nominee);

(B)     for maintaining, supervising or reviewing any records of the Depository or any CDS Participant relating to any such interest; or

(C)     any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any CDS Participant.

(9)      The Company may terminate the application of this Section 2.4 in its sole discretion in which case all Warrants shall be evidenced by Warrant Certificates registered in the name of a person other than the Depository.

(10)    Notwithstanding the foregoing, upon request of the Beneficial Owner, through the Depository, the Warrant Agent shall issue a Warrant Certificate in respect of the interest of such Beneficial Owner, in which case the Uncertificated Warrant representing such Warrants shall be reduced accordingly and such Warrants shall be duly registered as directed by the Depository.

2.5      Warrantholder not a Shareholder

Nothing in this Indenture or in the holding of a Warrant evidenced by a Warrant Certificate or otherwise, shall be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder of the Company, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Company, nor entitle the holder to any right or interest in respect thereof except as herein and in the Warrants expressly provided.

2.6      Warrants to Rank Pari Passu

All Warrants shall rank pari passu, whatever may be the respective Dates of Issue of the same.

2.7      Signing of Warrant Certificates

The Warrant Certificates shall be signed by any one of the directors or officers of the Company and may, but need not, be under the corporate seal of the Company or a reproduction thereof. The signature of any such director or officer may be mechanically reproduced and Warrant Certificates bearing such mechanically reproduced signatures shall be binding upon the Company as if they had been manually signed by such director or officer. Notwithstanding that the person whose manual or mechanically reproduced signature appears on any Warrant Certificate as a director or officer may no longer holds office at the date of issue of the Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to Section 2.7, be valid and binding upon the Company and the registered holder thereof will be entitled to the benefits of this Indenture.

2.8      Certification by the Warrant Agent

(1)      No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the registered holder to the benefit hereof or thereof until it has been certified by manual signature by or on behalf of the Warrant Agent, and such certification by the Warrant Agent upon any Warrant Certificate shall be conclusive evidence as against the Company that the Warrant Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefit hereof.

(2)     The certification of the Warrant Agent on Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or the Warrant Certificates (except the due certification thereof) and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrant Certificates or any of them or of the consideration therefor nor for any breach by the Company of its covenants herein, except as otherwise specified therein.

2.9      RESERVED.

2.10    Copy of Indenture

The Company shall, on the written request of the Warrantholder and without charge, provide the Warrantholder with a copy of this Indenture. A copy of this Indenture will also be available on the Company’s profile on www.sedar.com.

ARTICLE III
EXCHANGE AND OWNERSHIP OF WARRANTS; NOTICES

3.1      Exchange of Warrant Certificates

(1)      Warrant Certificates entitling Warrantholders to purchase any specified number of Common Shares may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for one or more Warrant Certificates in any other authorized denomination bearing the same legends representing in the aggregate an equal number of Warrants as the number of Warrants represented by the Warrant Certificates being exchanged. The Company shall sign all Warrant Certificates necessary to carry out exchanges as aforesaid and such Warrant Certificates shall be certified by or on behalf of the Warrant Agent.

(2)      Warrant Certificates may be exchanged only at the principal transfer office of the Warrant Agent in the City of Toronto, Ontario or at any other place that is designated by the Company with the approval of the Warrant Agent. Any Warrant Certificates tendered for exchange shall be surrendered to the Warrant Agent or its agents and cancelled.

(3)      Except as otherwise herein provided, any Warrant Agent may charge the holder requesting an exchange a reasonable sum for each new Warrant Certificate issued in exchange for Warrant Certificate(s); and payment of such charges and reimbursement of the Warrant Agent or the Company for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

3.2      Registration of Warrants

(1)     The Company shall, at all times while any Warrants are outstanding, cause the Warrant Agent and its agents to maintain a register in which will be entered in alphabetical order the names, latest known addresses of the Warrantholders and particulars of the Warrants held by them, and a register of transfers in which shall be entered the particulars of all transfers of Warrants, such registers to be kept by and at the principal transfer office of the Warrant Agent in the City of Toronto.

(2)      At the office of the Warrant Agent during normal business hours, the holder of a Warrant may have such Warrant transferred in accordance with such reasonable requirements as the Warrant Agent may prescribe. The costs of any such transfer registration shall be borne by the transferee or presenter.

(3)      The registers referred to in this Section 3.2 shall at all reasonable times be open for inspection by the Company and by any Warrantholder. The Warrant Agent, when requested in writing so to do by the Company, shall furnish the Company with a list of names and addresses of the Warrantholders showing the number of Warrants held by each Warrantholder.

(4)     Once an Uncertificated Warrant has been Authenticated, the information set forth in the register with respect thereto at the time of Authentication may be altered, modified, amended, supplemented or otherwise changed only to reflect exercise or proper instructions to the Warrant Agent from the Warrantholder as provided herein, except that the Warrant Agent may act unilaterally to make purely administrative changes internal to the Warrant Agent and changes to correct errors. Each person who becomes a Warrantholder of an Uncertificated Warrant, by his, her or its acquisition thereof shall be deemed to have irrevocably (i) consented to the foregoing authority of the Warrant Agent to make such minor error corrections and (ii) agreed to pay to the Warrant Agent, promptly upon written demand, the full amount of all loss and expense (including without limitation reasonable legal fees of the Company and the Warrant Agent plus interest, at an appropriate then prevailing rate of interest to the Warrant Agent), sustained by the Company or the Warrant Agent as a proximate result of such error if but only if and only to the extent that such present or former Warrantholder realized any benefit as a result of such error and could reasonably have prevented, forestalled or minimized such loss and expense by prompt reporting of the error or avoidance of accepting benefits thereof whether or not such error is or should have been timely detected and corrected by the Warrant Agent; provided, that no person who is a bona fide purchaser shall have any such obligation to the Company or to the Warrant Agent.

3.3      Transfer of Warrants

(1)     No transfer of a Warrant will be valid unless entered on the register of transfers referred to in subsection 3.2(1), upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, and a duly completed and executed Transfer Form as attached to the Warrant Certificate executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, and, upon compliance with the conditions herein and such reasonable requirements as the Warrant Agent may prescribe, including compliance with all applicable securities legislation, such transfer will be recorded on the register of transfers by the Warrant Agent.  Notwithstanding the foregoing, if the Warrants are Uncertificated Warrants, the provisions of Section 3.2(4) shall apply.

(2)     The transferee of any Warrant will, after surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant as required by subsection 3.3(1) and upon compliance with all other conditions in respect thereof required by this Indenture or by applicable law, be entitled to be entered on the register of holders referred to in subsection 3.2(1) as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Company and the transferor or any previous holder of such Warrant, except in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

(3)      The Company will be entitled, and may direct the Warrant Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Warrant on the registers referred to in subsection 3.2(1), if such transfer would, in the written opinion of counsel to the Company, constitute a violation of Applicable Securities Laws. The Warrant Agent is entitled to assume compliance with all applicable securities legislation unless otherwise notified in writing by the Company. The Warrant Agent shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue, exercise or transfer of any Warrants or any Common Shares issuable upon the exercise thereof provided such issue, exercise or transfer is effected in accordance with the terms of this Warrant Indenture.

3.4      Ownership of Certificates

(1)      Except in connection with the registration of Uncertificated Warrants, the Company and the Warrant Agent and their respective agents may deem and treat the holder of any Warrant Certificate as the absolute holder and owner of the Warrants evidenced thereby for all purposes, and the Company and the Warrant Agent shall not be affected by any notice or knowledge to the contrary and, without limiting the foregoing, shall not be bound by notice of any trust or be required to see to the execution thereof.

(2)      Subject to the provisions of this Indenture and applicable law, a Warrantholder shall be entitled to the rights evidenced by such Warrant Certificate free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof and all persons may act accordingly and the receipt by any such holder of the Common Shares obtainable pursuant thereto shall be a good discharge to the Company and the Warrant Agent for the same and neither the Company nor the Warrant Agent shall be bound to inquire into the title of any such holder, except where the Company or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

3.5      Evidence of Ownership

(1)      Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Warrant Agent stating that the Warrants specified therein have been deposited by a named person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Company and the Warrant Agent may treat the person so named as the owner, and such certificate as sufficient evidence of the ownership by such person of such Warrants during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Warrants so deposited.

(2)     The Company and the Warrant Agent may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any person, the signature, as witness, of any officer of any trust company, bank or depositary satisfactory to the Warrant Agent, the certificate of any notary public or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, that the person signing acknowledged to him the execution thereof, or a statutory declaration of a witness of such execution.

3.6      Notices

Unless herein otherwise expressly provided, any notice to be given hereunder to the Warrantholders shall be deemed to be validly given if such notice is given by personal delivery or first class mail to the attention of the holder at the registered address of the holder recorded in the registers maintained by the Warrant Agent; provided that in the case of notice convening a meeting of the Warrantholders, the Company may require such publication of such notice, in such city or cities, as it may deem necessary for the reasonable protection of the Warrant holders or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day of delivery or three (3) Business Days after mailing. In determining under any provision hereof the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded. For greater certainty, all costs in connection with the giving of notices contemplated by this Section 3.6 shall be borne by the Company.

ARTICLE IV
EXERCISE OF WARRANTS

4.1      Method of Exercise of Warrants

(1)      Certificated Warrants shall be exercised as set forth in the Warrant Certificate.

(2)     No Warrant represented by an Uncertificated Warrant may be exercised unless, prior to such exercise, the Warrantholder of such Warrant shall have taken all other action necessary to exercise such Warrant in accordance with this Indenture and the Internal Procedures. Notwithstanding anything to the contrary contained herein and subject to the Internal Procedures in force from time to time, a Beneficial Owner whose Warrants are represented by an Uncertificated Warrant who desires to exercise his or her Warrants must do so by causing a CDS Participant to deliver to CDS, on behalf of the Beneficial Owner, a written notice of the Beneficial Owner’s intention to exercise Warrants in a manner acceptable to CDS. Forthwith upon receipt by CDS of such notice, as well as payment in an amount equal to the product obtained by multiplying the Exercise Price by the number of Common Shares subscribed for, CDS shall deliver to the Warrant Agent a Confirmation.

(3)      Payment by a Beneficial Owner representing the Exercise Price must be provided to the appropriate office of the CDS Participant in a manner acceptable to it. A notice in form acceptable to the CDS Participant and payment from such Beneficial Owner should be provided to the CDS Participant sufficiently in advance so as to permit the CDS Participant to deliver notice and payment to CDS and for CDS in turn to deliver notice and payment to the Warrant Agent prior to Expiry Time. CDS will initiate the exercise by way of the Confirmation and forward the Exercise Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by issuing to CDS through the non-certified inventory system administered by CDS the Common Shares to which the exercising Beneficial Owner is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the Beneficial Owner exercising the Warrants and/or the CDS Participant exercising the Warrants on its behalf.

(4)      Notwithstanding any provisions of this Warrant Indenture, a beneficial owner may exercise his Warrants or take any actions under this Warrant Indenture in accordance with the rules and procedures of CDS.

(5)     Any subscription referred to in this Section 4.1 shall be signed by the Warrantholder, shall specify the person(s) in whose name such Common Shares are to be issued, the address(es) of such person(s) and the number of Common Shares to be issued to each person, if more than one is so specified. If any of the Common Shares subscribed for are to be issued to (a) person(s) other than the Warrantholder, the signatures set out in the subscription referred to in subsection 4.1(1) shall be guaranteed by a major Canadian chartered bank, or by a medallion signature guaranteed from a member of a recognized Signature Medallion Guarantee Program and the Warrantholder shall pay to the Company all applicable transfer or similar taxes and the Company shall not be required to issue or deliver certificates evidencing Common Shares unless or until such Warrantholder shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or that no tax is due.

(6)      If, at the time of exercise of the Warrants, in accordance with the provisions of subsection 3.1(1), there are any trading restrictions on the Common Shares pursuant to applicable securities legislation or stock exchange requirements, the Company shall, on the advice of counsel, endorse any certificates representing the Common Shares to such effect. The Warrant Agent is entitled to assume compliance with all applicable securities legislation unless otherwise notified in writing by the Company.

4.2      Effect of Exercise of Warrants

(1)     Upon compliance by the Warrantholder with the applicable provisions of Section 4.1, the Common Shares so subscribed for shall be deemed to have been issued and the Person or Persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of record of such Common Shares on the Exercise Date unless the share registers maintained by the transfer agent for the Common Shares shall be closed on such date, in which case the Common Shares so subscribed for shall be deemed to have been issued, and such Person or Persons shall be deemed to have become the holder or holders of record of such Common Shares on the date on which such registers were reopened and such Common Shares shall be issued at the Exercise Price in effect on the Exercise Date. To the extent the opening of the registers remains within the control of the Warrant Agent, the Company and the Warrant Agent shall cause such registers to be open on Business Days.

(2)     Within three (3) Business Days following the due exercise of a Warrant pursuant to Section 4.1, the Warrant Agent shall deliver to the Company a notice setting forth the particulars of all Warrants exercised,  and the persons in whose names the Common Shares are to be issued (as applicable) and the addresses of such holders of the Common Shares.

(3)      Subject to Section 4.1(3), within five (5) Business Days of the due exercise of a Warrant pursuant to Section 4.1, or within (10) Business Days of the due exercise of a Warrant if such exercise would result in a fraction of a Common Share, the Company shall cause its transfer agent to mail to the person in whose name the Common Shares so subscribed for are to be issued, as specified in the Notice of Exercise completed on the Warrant Certificate, to the CDS or DTC DWAC coordinates specified in the Notice of Exercise, a certificate or certificates for the Common Shares to which the Warrantholder is entitled and, if applicable, shall cause the Warrant Agent to mail a Warrant Certificate representing any Warrants not then exercised.

(4)      If at the time of exercise of the Warrants there remain trading restrictions on the Common Shares acquired upon such exercise pursuant to applicable securities legislation or policy of any applicable regulatory body, the Company may, upon the advice of Counsel, endorse any Common Share certificates to such effect. Furthermore, the Company shall, or its Counsel shall, notify the Warrant Agent in writing of any trading restrictions on the Common Shares acquired upon such exercise pursuant to applicable securities legislation or policy of any applicable regulatory body. Unless and until advised in writing by the Company or its Counsel that a specific legend and trading restrictions apply to the Common Shares, the Warrant Agent shall be entitled to assume that no specific legend is required and that there are no trading restrictions on the Common Shares.

4.3      Subscription for Less than Entitlement

The holder of any Warrant Certificate may subscribe for and purchase a whole number of Common Shares that is less than the number that the holder is entitled to purchase pursuant to the surrendered Warrant Certificate. In such event, the holder thereof shall be entitled to receive, without charge except as aforesaid, a new Warrant Certificate in respect of the balance of the Common Shares which such holder was entitled to purchase pursuant to the surrendered Warrant Certificate and which was not then purchased.

4.4      No Fractional Common Shares

Notwithstanding anything to the contrary in this Indenture, the Company shall not be required to issue fractional Common Shares in satisfaction of its obligations hereunder. If any fractional interest in a Common Share would, except for the provisions of this Section 4.4, be deliverable upon the exercise of a Warrant, the Company shall in lieu of delivering the fractional Common Shares therefor satisfy the right to receive such fractional interest by payment to the holder of such Warrant of an amount in funds equal (computed in the case of a fraction of a cent to the next lower cent) to the value of the right to acquire such fractional interest on the basis of the Current Market Price at the Exercise Date.  The minimum amount for payment pursuant to this Section shall be $1.00.

4.5      Expiration of Warrant Certificates

After the Time of Expiry, all rights under any Warrant or this Indenture in respect of which the right of subscription and purchase herein and therein provided for shall not theretofore have been exercised shall wholly cease and terminate and such Warrant shall be void and of no effect.

4.6      Cancellation of Surrendered Warrants

All Warrant Certificates surrendered to the Warrant Agent pursuant to the provisions of this Indenture shall be cancelled by the Warrant Agent and the Warrant Agent shall record the cancellation of such Warrant Certificates on the register of holders maintained by the Warrant Agent pursuant to subsection 3.2(1).  The Warrant Agent shall, if requested in writing by the Company, furnish or cause to be furnished to the Company a certificate identifying the Warrant Certificates so cancelled and the number of Common Shares which could have been purchased pursuant to each cancelled Warrant Certificate.  All Warrants represented by Warrant Certificates that have been duly cancelled shall be without further force or effect whatsoever.

4.7      Accounting and Recording

(1)      The Warrant Agent shall promptly account to the Company with respect to Warrants exercised and forward to the Company (or into an account or accounts of the Company with the bank or trust company designated by the Company for that purpose) all monies received on the purchase of Common Shares through the exercise of Warrants. All such monies, and any securities or other instruments from time to time received by the Warrant Agent, shall be received in trust for, and shall be segregated and kept apart by the Warrant Agent in trust for, the Company.

(2)      The Warrant Agent shall record the particulars of the Warrant Certificates exercised which shall include the name or names and addresses of the Persons who become holders of Common Shares on exercise and the Exercise Date and Warrant Certificate number.

4.8      RESERVED.
ARTICLE V
ADJUSTMENT OF SUBSCRIPTION RIGHTS AND EXERCISE PRICE

5.1      Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise

The Exercise Price and the number of Common Shares purchasable upon exercise of Warrants shall be subject to adjustment from time to time in the events and in the manner provided in the Warrant Certificate.

(1)      The Warrant Agent shall be entitled to act and rely on any adjustment calculations by the Company or the Company’s Auditors.

(2)      On the happening of each and every such event set out in Section 5.1, the applicable provisions of the Warrant Certificate, including the Exercise Price, shall, ipso facto, be deemed to be amended accordingly and the Company shall take all necessary action so as to comply with such provisions as so amended.

5.2      Postponement of Subscription

In any case in which the application of Section 5.1 shall require that an adjustment shall be effective immediately after a record date for an event referred to herein, the Company may defer, until the occurrence of such an event:

(a)      issuing to the Warrantholder of any Warrant exercised after such record date and before the occurrence of such event, the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event, and

(b)      delivering to such Warrantholder any distributions declared with respect to such additional Common Shares after such Exercise Date and before such event;

provided, however, that the Company shall deliver or cause to be delivered to such Warrantholder, an appropriate instrument evidencing such Warrantholder’s right, upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price and/or the number of Common Shares purchasable on the exercise of any Warrant and to such distributions declared with respect to any additional Common Shares issuable on the exercise of any Warrant.

5.3  Notice of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise

(1)      At least ten (10) Business Days prior to the effective date or record date, as the case may be, of any event which requires or might require adjustment in any of the subscription rights pursuant to this Warrant Certificate, including the Exercise Price and the number of Common Shares which are purchasable upon the exercise thereof, the Company shall be required to (a) file with the Warrant Agent a certificate of the Company specifying the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment and the computation of such adjustment; and (b) give notice to the Warrantholders of the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment. Notice to the Warrantholders shall be given in the manner specified in Section 3.6.

(2)     In case any adjustment for which such notice has been given is not then determinable, the Company shall promptly after such adjustment is determinable (a) file with the Warrant Agent a computation of such adjustment; and (b) give notice to the Warrantholders of the adjustment. Notice to the Warrantholders shall be given in the manner specified in Section 3.6.

(3)     The Warrant Agent may, absent manifest error,  for all purposes of the adjustment act and rely upon the certificate of the Company or of the Company’s Auditors submitted to it pursuant to subsection 5.3(1) and on the accuracy of such certificate, calculations and formulas contained therein.

ARTICLE VI
PURCHASES BY THE COMPANY

6.1      Purchases of Warrants for Cancellation

The Company may, at any time and from time to time, purchase Warrants by invitation for tender, by private contract or otherwise (which shall include a purchase through an investment dealer or firm holding membership on a Canadian stock exchange) on such terms as the Company may determine. All Warrants purchased pursuant to the provisions of this Section 6.1 shall be forthwith delivered to, cancelled and destroyed by the Warrant Agent and shall not be reissued.

6.2      Optional Purchases by the Company

Subject to applicable law, the Company may from time to time purchase on any stock exchange, in the open market, by private agreement or otherwise any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the Directors, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such Persons, and on such other terms as the Company in its sole discretion may determine. The Warrant Certificates representing the Warrants purchased pursuant to this Section 6.2 shall forthwith be delivered to and cancelled by the Warrant Agent.

ARTICLE VII
COVENANTS OF THE COMPANY

7.1      Covenants of the Company

The Company covenants with the Warrant Agent for the benefit of the Warrantholders and the Warrant Agent that so long as any Warrants remain outstanding and may be exercised:

(a)      the Company will at all times maintain its existence and will carry on and conduct its business in a prudent manner in accordance with industry standards and good business practice, and will keep or cause to be kept proper books of account in accordance with applicable law;

(b)      the Company will reserve and keep available a sufficient number of Common Shares for issuance upon the exercise of Warrants issued by the Company;

(c)      the Company will cause the Common Shares from time to time subscribed for pursuant to the Warrants issued by the Company hereunder, in the manner herein provided, to be duly issued in accordance with the Warrants and the terms hereof;

(d)      the Company will cause the certificates representing the Common Shares from time to time to be acquired, pursuant to the Warrants in the manner herein provided, to be duly issued and delivered in accordance with the Warrants and the terms hereof;

(e)      the Company shall make all requisite filings under the Securities Act (Ontario), the Securities Act (British Columbia) or the Securities Act (Alberta) and the regulations made thereunder including those necessary to remain a reporting issuer not in default of any requirement of such acts and regulations;

(f)      the Company shall use all reasonable efforts to maintain the listing of the Common Shares on the TSX (or such other recognized stock exchange as may be agreed upon by the Company and the Agent) and to have the Common Shares issued pursuant to the exercise of the Warrants listed and posted for trading on the TSX (or such other recognized stock exchange as may be agreed upon by the Company and the Agent) as expeditiously as possible;

(g)      all Common Shares that shall be issued by the Company upon exercise of the rights provided for herein shall be issued as fully paid and non-assessable;

(h)      the Company will perform and carry out all of the acts or things to be done by it as provided in this Indenture;

(i)       the Company will promptly advise the Warrant Agent and the Warrantholders in writing of any default under the terms of this Indenture; and

(j)      the Company confirms that as at the date of the execution of this Indenture it has a class of securities registered pursuant to Section 12 of the Exchange Act.  The Company covenants that in the event that such registration or reporting obligation shall be terminated by the Company in accordance with the Exchange Act, the Company shall promptly deliver to the Warrant Agent an officers’ certificate notifying the Warrant Agent of such termination and such other information as the Warrant Agent may require at the time. The Company acknowledges that the Warrant Agent is relying upon the foregoing covenants in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

7.2      Warrant Agent’s Remuneration and Expenses

The Company covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of the duties hereby created, except any such expense, disbursement or advance as may arise out of or result from the gross negligence, wilful misconduct or fraud of the Warrant Agent.  Any amount owing hereunder and remaining unpaid 30 days from the invoice date will bear interest at the then current rate charged by the Warrant Agent against unpaid invoices and shall be payable upon demand.  This Section 7.2 shall survive the termination of this Indenture and the removal or resignation of the Warrant Agent.

7.3      Performance of Covenants by Warrant Agent

Subject to Section 11.6, if the Company shall fail to perform any of its covenants contained in this Warrant Indenture and the Company has not rectified such failure within twenty-five (25) Business Days after either giving notice of such default pursuant to subsection 7.1(i) or receiving written notice from the Warrant Agent of such failure, the Warrant Agent may notify the Warrantholders in the manner provided in Section 3.6 of such failure on the part of the Company or, subject to Section 11.1, may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to perform such covenants or to notify the Warrantholders of such performance by it. All reasonable sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 7.2. No such performance, expenditure or advance by the Warrant Agent shall relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

7.4      Securities Filings

(1)      If, in the opinion of Counsel, any filing is required to be made with any governmental or other authority in Canada (including the securities regulatory authorities or any exchange or quotation system upon which any securities of the Company are listed or quoted for trading), or any other step is required before any Common Shares issuable upon the exercise of Warrants by a Warrantholder may properly and legally be issued in Canada, the Company covenants that it will take such action so required at its own expense.

(2)      The Company will give written notice of the issue of Common Shares pursuant to the exercise of Warrants, in such detail as may be required, to each securities administrator in each jurisdiction in which there is legislation requiring the giving of such notice and to the TSX.

7.5      Certificates of No Default

At any time if requested by the Warrant Agent, the Company shall deliver to the Warrant Agent an officers’ certificate stating that the Company has complied to the best of its knowledge, in all material respects, with all covenants, conditions or other requirements contained in this Indenture.  In the event that the Company has not complied, in all material respects, with all the covenants and conditions contained herein, it will advise the Warrant Agent and the holders of such default as soon as reasonably practicable, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance.

ARTICLE VIII
ENFORCEMENT

8.1      Suits by Warrantholders

(1)      Warrantholders May Not Sue. Except to the extent that the rights of an individual Warrantholder or group of Warrantholders would be prejudiced thereby, no Warrantholder has the right to institute any action or proceeding or to exercise any other remedy authorized hereunder for the purpose of enforcing any right on behalf of the Warrantholders as a whole or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or receiver and manager or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Company wound up or to file or prove a claim in any liquidation or bankruptcy proceedings, unless the Warrant Agent has received a Warrantholders’ Request directing it to take the requested action and has been provided with sufficient funds or other security and/or such indemnity satisfactory to the Warrant Agent in respect of the costs, expenses and liabilities that may be incurred by it in so proceeding and the Warrant Agent has failed to act within a reasonable time thereafter. If the Warrant Agent has so failed to act, but not otherwise, any Warrantholder acting on behalf of all Warrantholders will be entitled to take any of the proceedings that the Warrant Agent might have taken hereunder. No Warrantholder has any right in any manner whatsoever to effect, disturb or prejudice the rights hereby created by its action or to enforce any right hereunder or under any Warrant, except subject to the conditions and in the manner herein provided. Any money received as a result of a proceeding taken by any Warrantholder on behalf of all the Warrantholders hereunder must be forthwith paid to the Warrant Agent.

(2)      Warrant Agent not Required to Possess Warrants. All rights of action under this Indenture may be enforced by the Warrant Agent without the possession of any of the Warrants or the production thereof on any trial or other proceedings relative thereto.

(3)      Warrant Agent May Institute Proceedings. The Warrant Agent shall be entitled and empowered, either in its own name or as Warrant Agent of an express trust, or as attorney-in-fact for the Warrantholders, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claim of the Warrant Agent and the Warrantholders allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Company or its creditors or relative to or affecting its property. The Warrant Agent is hereby irrevocably appointed (and the successive respective Warrantholders by taking and holding the same shall be conclusively deemed to have so appointed the Warrant Agent) the true and lawful attorney-in-fact of the respective Warrantholders with authority to make and file in the respective names of the Warrantholders or on behalf of the Warrantholders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Warrantholders themselves if and to the extent permitted hereunder, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of the Warrantholders, as may be necessary or advisable in the opinion of the Warrant Agent acting and relying on the advice of Counsel, in order to have the respective claims of the Warrant Agent and of the Warrantholders against the Company or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that nothing contained in this Indenture shall be deemed to give the Warrant Agent, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Warrantholder. The Warrant Agent shall also have the power, but not the obligation, at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders. Any such suit or proceeding instituted by the Warrant Agent may be brought in the name of the Warrant Agent as Warrant Agent of an express trust, and any recovery of judgment shall be for the rateable benefit of the Warrantholders subject to the provisions of this Indenture. In any proceeding brought by the Warrant Agent (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Warrant Agent shall be a party), the Warrant Agent shall be held to represent all the Warrantholders, and it shall not be necessary to make any Warrantholders parties to any such proceeding.

(4)      Subject to the provisions of this Section and otherwise in this Indenture, all or any of the rights conferred upon a Warrantholder by the terms of a Warrant may be enforced by such Warrantholder by appropriate legal proceedings without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of all of the Warrantholders from time to time.

8.2      Limitation of Liability

The obligations hereunder are not personally binding upon nor shall resort hereunder be had to, the private property of any of the past, present or future Directors or Shareholders of the Company or of any successor corporation (as defined herein) or of any of the past, present or future officers, employees or agents of the Company or of any successor corporation, but only the property of the Company or of any successor corporation shall be bound in respect hereof.

ARTICLE IX
MEETINGS OF WARRANTHOLDERS

9.1      Right to Convene Meetings

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Company or of a Warrantholders’ Request and upon receiving sufficient funds and being indemnified to its reasonable satisfaction by the Company or by the Warrantholders signing such Warrantholders’ Request against the cost of which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Warrantholders. In the event of the Warrant Agent failing to so convene a meeting within fifteen (15) Business Days after receipt of such written request of the Company or Warrantholders’ Request, funds and indemnity given as aforesaid, the Company or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto or at such other place as may be approved or determined by the Warrant Agent unless the meeting was convened by the Company or by Warrantholders as a result of the Warrant Agent’s failure or refusal to convene the meeting, in which case the meeting shall be held at such place as may be determined by the Company or by the Warrantholders convening the meeting, as the case may be.

9.2      Notice

At least twenty-one (21) Business Days prior notice of any meeting of Warrantholders shall be given to the Warrantholders in the manner provided for in Section 3.6 and a copy of such notice shall be sent by mail to the Warrant Agent (unless the meeting has been called by the Warrant Agent) and to the Company (unless the meeting has been called by the Company). Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed nor any of the provisions of this Article IX. The notice convening any such meeting may be signed by an appropriate officer of the Warrant Agent or by the Company or by the Warrantholder or Warrantholders convening the meeting.

9.3      Chairman

An individual (who need not be a Warrantholder) nominated in writing by the Warrant Agent shall be chairman of the meeting and if no individual is so nominated, or if the individual so nominated is not present within fifteen minutes from the time fixed for the holding of the meeting, or if such Person is unable or unwilling to act as chairman, the Warrantholders present in person or by proxy shall choose some individual present to be chairman.

9.4      Quorum

Subject to the provisions of Section 9.11, at any meeting of the Warrantholders a quorum shall consist of Warrantholders present in person or by proxy and entitled to purchase at least 25% of the aggregate number of Common Shares which could be purchased pursuant to all the then outstanding Warrants, provided that at least two Persons entitled to vote thereat are personally present (except in the case where there is only one Warrantholder). If a quorum of the Warrantholders shall not be present within thirty minutes from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place and subject to Section 9.11 no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same.  No business shall be transacted at any meeting unless a quorum is present at the commencement of business.  At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not be entitled to purchase at least 25% of the aggregate number of Common Shares which may be purchased pursuant to all then outstanding Warrants.

9.5      Power to Adjourn

The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6      Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

9.7      Poll and Voting

(1)     On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Warrantholders acting in Person or by proxy, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of votes cast on the poll.

(2)      On a show of hands, every Person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Common Share which he is entitled to purchase pursuant to the Warrant or Warrants then held or represented by him. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

9.8      Regulations

(1)      Subject to the provisions of this Indenture, the Warrant Agent or the Company with the approval of the other party may from time to time make and from time to time vary such regulations as it shall think fit:

(a)      for the deposit of voting certificates and instruments appointing proxies at such place and time as the Warrant Agent, the Company or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(b)      for the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, delivered or sent by e-mail transmission before the meeting to the Company or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(c)      for the form of the voting certificates and instrument of proxy and the manner in which the form of proxy may be executed; and

(d)      generally for the calling of meetings of Warrantholders and the conduct of business thereat including setting a record date for Warrantholders entitled to receive notice of or to vote at such meeting.

(2)      Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, or as may be expressly provided for herein the only Persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 9.9) shall be Warrantholders or Persons holding voting certificates or proxies of Warrantholders.

9.9      Company, Warrant Agent and Warrantholders May be Represented

The Company and the Warrant Agent, by their respective directors, officers and employees, and the Counsel for the Company, for the Warrant Agent and for any Warrantholder may attend any meeting of the Warrantholders, but shall have no vote as such, except in their capacity as Warrantholders.

9.10    Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall have the power, exercisable from time to time by Extraordinary Resolution, subject to applicable law and any regulatory approval:

(a)      to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Warrantholders;

(b)     to direct or to authorize the Warrant Agent, subject to its prior indemnification pursuant to subsection 11.1(2), to enforce any of the covenants on the part of the Company contained in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right; and

(c)      to remove the Warrant Agent and appoint a successor warrant agent in the manner specified in Section 11.7 hereof.

9.11    Meaning of Extraordinary Resolution

(1)      The expression “Extraordinary Resolution” when used in this Indenture means, subject as hereinafter provided in this Section 9.11 and in Section 9.14, a resolution (i) passed at a meeting of the holders of Warrants duly convened for that purpose and held in accordance with the provisions of this Article IX at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of all the then outstanding Warrants and passed by the affirmative vote of Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% percent of the aggregate number of all the then outstanding Warrants.

(2)      If, at any meeting called for the purpose of passing an Extraordinary Resolution, Warrantholders entitled to purchase at least 25% of the aggregate number of all the then outstanding Warrants are not present in person or by proxy within 30 minutes after the time appointed for the meeting then the meeting, if convened by Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than ten (10) Business Days later, and to such place and time as may be appointed by the chairman. Not less than three (3) days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 3.6. Such notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 9.11(1) shall be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that Warrantholders representing at least 25% of all the then outstanding Warrants are not present in person or by proxy at such adjourned meeting.

(3)      Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

9.12    Powers Cumulative

It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such power or powers or combination of powers then or thereafter from time to time.

9.13    Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in books to be provided from time to time for that purpose by the Company, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed or proceedings taken thereat shall be deemed to have been duly passed and taken.

9.14    Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article IX may also be taken and exercised by Warrantholders representing at least 66 2/3% of the aggregate number of all the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing, and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

9.15    Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article IX at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with Section 9.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to receiving prior indemnification pursuant to subsection 11.1(2)) shall be bound to give effect accordingly to every such resolution and instrument in writing. In the case of an instrument in writing the Warrant Agent shall give notice in the manner contemplated in Section 3.6 and Section 13.1 of the effect of the instrument in writing to all Warrantholders and the Company as soon as is reasonably practicable.

9.16    Holdings by Company Disregarded

In determining whether Warrantholders are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution, Warrantholders’ Request or other action under this Indenture, Warrants owned legally or beneficially by the Company or any Subsidiary of the Company or any other Affiliate of the Company, as determined in accordance with the provisions of Section 13.6, shall be disregarded. The Company shall provide, upon the written request of the Warrant Agent, a certificate as to the registration particulars of any Warrants held by the Company.

ARTICLE X
SUPPLEMENTAL INDENTURES

10.1    Provision for Supplemental Indentures for Certain Purposes

From time to time the Company (when properly authorized by action by the Directors) and the Warrant Agent may, subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof and regulatory approval, execute and deliver by their proper officers, indentures, or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)      providing for the issue of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent, relying on advice of Counsel;

(b)      setting forth any adjustments resulting from the application of the provisions of Section 5.1 or any modification affecting the rights of Warrantholders hereunder on exercise of the Warrants, provided that any such adjustments or modifications shall be subject to compliance with all regulatory requirements (including the rules of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading);

(c)      adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable, provided that the same are not in the opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the rights or interests of the Warrantholders as a group;

(d)      giving effect to any Extraordinary Resolution passed as provided in Article IX;

(e)      making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the rights or interests of the Warrantholders as a group;

(f)      for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Warrant Agent, relying on the advice of Counsel, the rights or interests of the Warrant Agent and of the Warrantholders as a group are in no way prejudiced thereby.

10.2    Successor Companies

In the case of the consolidation, amalgamation, merger or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation (“successor corporation”), the successor corporation resulting from such consolidation, amalgamation, merger or transfer (if not the Company) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Company.

ARTICLE XI
CONCERNING THE WARRANT AGENT

11.1    Indenture Legislation

(1)      If, and to the extent, any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of applicable statutes of Canada and its provinces and the regulations under those statutes relating to warrant indentures (“Applicable Legislation”), such mandatory requirement shall prevail.

(2)      The Company and the Warrant Agent agree that each will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefit of Applicable Legislation.

11.2    Rights and Duties of Warrant Agent

(1)      In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith with a view to the best interests of the Warrantholders and shall exercise that degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from, or require any Person to indemnify the Warrant Agent against, liability for its own gross negligence, wilful misconduct or fraud. The duties and obligations of the Warrant Agent shall be determined solely by the provisions hereof and, accordingly, the Warrant Agent shall only be responsible for the performance of such duties and obligations as it has undertaken herein. The Warrant Agent shall retain the right not to act and shall not be held liable for refusing to act in circumstances that require the delivery to or receipt by the Warrant Agent of documentation unless it has received clear and reasonable documentation which complies with the terms of this Indenture. Such documentation must not require the exercise of any discretion or independent judgement other than as contemplated by this Indenture. The Warrant Agent shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or any other means, provided that it has complied with the terms of this Indenture in respect of the discharging of its obligations in respect of the delivery of such certificates. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(2)     The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice in writing by the Warrant Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and to hold harmless the Warrant Agent, its officers, directors and employees against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(3)      The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceedings, require the Warrantholders, at whose instance it is acting, to deposit with the Warrant Agent the Warrant Certificates held by them, for which the Warrant Agent shall issue receipts.

(4)      Every provision of this Indenture that by its terms relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Section 11.12.

11.3    Evidence, Experts and Advisers

(1)      In addition to the reports, certificates, opinions and evidence required by this Indenture, the Company shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Company.

(2)      The Warrant Agent shall be protected in acting and relying upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration or other paper or document furnished to it, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth of and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be.

(3)      Proof of the execution of an instrument in writing, including a Warrantholders’ Request, by any Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate.

(4)      The Warrant Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and shall not be responsible for any misconduct or negligence on the part of such experts or advisors who have been appointed and supervised with due care by the Warrant Agent. The fees of such Counsel and other experts shall be part of the Warrant Agent’s fees hereunder. The Warrant Agent shall be fully protected in acting or not acting and relying, in good faith, in accordance with any opinion or instruction of such Counsel. Any remuneration so paid by the Warrant Agent shall be repaid to the Warrant Agent in accordance with Section 7.2.

11.4    Action by Warrant Agent to Protect Interest

Subject to the provisions of this Indenture and Applicable Legislation, the Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

11.5    Warrant Agent not Required to Give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise.

11.6    Protection of Warrant Agent

By way of supplement to the provisions of any law for the time being relating to trustees or warrant agents it is expressly declared and agreed as follows:

(a)      The Warrant Agent shall not be liable for or by reason of any statement of fact or recitals in this indenture or in the Warrant Certificates (except the representations contained in Section 11.8 or in the certificate of the Warrant Agent on the Warrant Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Company;

(b)      Nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c)      The Warrant Agent shall not be bound to give notice to any Person or Persons of the execution hereof; and

(d)     The Warrant Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants herein contained or of any acts of any Directors, officers, employees, agents or servants of the Company.

11.7    Replacement of Warrant Agent; Successor by Merger

(1)      The Warrant Agent may resign and be discharged from all further duties and liabilities hereunder, subject to this subsection 11.7(1), by giving to the Company not less than 30 days prior notice in writing or such shorter prior notice as the Company may accept as sufficient. The Warrantholders by Extraordinary Resolution shall have power at any time to remove the existing Warrant Agent and to appoint a new warrant agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new warrant agent unless a new warrant agent has already been appointed by the Warrantholders; failing such appointment by the Company, the retiring Warrant Agent or any Warrantholder may apply to a justice of the Ontario Superior Court of Justice (the “Court”), at the Company’s expense, on such notice as such justice may direct, for the appointment of a new warrant agent; but any new warrant agent so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new warrant agent appointed under any provision of this Section 11.7 shall be a company authorized to carry on the business of a transfer agent in the province of Ontario. On any such appointment the new warrant agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Company, all such conveyances or other instruments as may, in the opinion of Counsel, be necessary or advisable for the purpose of assuring the same to the new warrant agent, provided that, any resignation or removal of the Warrant Agent and appointment of a successor warrant agent shall not become effective until the successor warrant agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Company, the predecessor Warrant Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor warrant agent an appropriate instrument transferring to such successor warrant agent all rights and powers of the Warrant Agent hereunder.

(2)      Upon the appointment of a successor warrant agent, the Company shall promptly notify the Warrantholders thereof in the manner provided for in Section 3.6.

(3)      This Indenture shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.  The Company agrees that the Warrant Agent may assign its rights and duties under this Indenture to one of its affiliates without the need for any further notice to, or approval from, the Company.

(4)      Any Warrants certified but not delivered by a predecessor Warrant Agent may be certified by the new or successor warrant agent in the name of the predecessor or the new or successor warrant agent.

11.8    Conflict of Interest

(1)     The Warrant Agent represents to the Company that to the best of its knowledge at the time of execution and delivery hereof no material conflict of interest exists in its role as a warrant agent hereunder and agrees that in the event of a material conflict of interest arising hereafter it shall immediately notify the Company of the material conflict of interest with complete details of the conflict and such other information as the Company may reasonably request in connection therewith and, within ninety (90) days after ascertaining that it has such material conflict of interest, either eliminate the same or resign its trusts hereunder to a successor warrant agent approved by the Company and meeting the requirements set forth in subsection 11.7(1). Notwithstanding the foregoing provisions of this subsection 11.8(1), if any such material conflict of interest exists or hereinafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificates shall not be affected in any manner whatsoever by reason thereof.

(2)     Subject to subsection 11.8(1), the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company and generally may contract and enter into financial transactions with the Company or any Subsidiary of the Company without being liable to account for any profit made thereby.

11.9    Warrant Agent Not to be Appointed Receiver

The Warrant Agent and any Person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Company.

11.10  Payments by Warrant Agent

The forwarding of a cheque by the Warrant Agent will satisfy and discharge the liability for any amounts due to the extent of the sum or sums represented thereby (plus the amount of any tax deducted or withheld as required by law) unless such cheque is not honoured on presentation; provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Warrant Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque.

11.11  Deposit of Securities

The Warrant Agent shall not be responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of any security deposited with it.

11.12  Act, Error, Omission etc.

The Warrant Agent shall not be liable for any error in judgement or for any act done or step taken or omitted by it in good faith, for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own gross negligence, wilful misconduct or fraud.

11.13  Indemnification

Without limiting any protection or indemnity of the Warrant Agent under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Warrant Agent and its directors, officers, agents and employees from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Warrant Agent and its directors, officers, agents and employees in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of gross negligence, wilful misconduct or fraud of the Warrant Agent and its directors, officers, agents and employees. This provision shall survive the resignation or removal of the Warrant Agent, or the termination of this Indenture.

The Warrant Agent shall not be under any obligation to prosecute or defend any action or suit in respect of this Indenture which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Warrant Agent with satisfactory indemnity and funding against such expense or liability.

11.14  Notice

The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required to so under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and in the absence of any such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given the Warrant Agent to determine whether or not the trustee shall take action with respect to any default.

11.15  Reliance by the Warrant Agent

The Warrant Agent may act on the opinion or advice obtained from Counsel to the Warrant Agent and shall, provided it acts in good faith in reliance thereon, not be responsible for any loss occasioned by doing so nor shall it incur any liability or responsibility for determining in good faith not to act upon such opinion or advice. The Warrant Agent may rely, and shall be protected in relying, upon any statement, request, direction or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties. The Warrant Agent may assume for the purposes of this Indenture that any address on the register of the Warrantholders is the holder’s actual address and is also determinative as to residency and that the address of any transferee to whom any Common Shares are to be registered, as shown on the transfer document is the transferee’s actual address and is also determinative as to residency of the transferee. The Warrant Agent shall have no obligation to ensure that legends appearing on the Warrant Certificates or Common Shares comply with regulatory requirements or Applicable Securities Laws.

11.16  Privacy

The parties to this Warrant Indenture acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Warrant Indenture. Despite any other provision of this Warrant Indenture, neither party shall take or direct any action that would contravene, or cause the other party to contravene, applicable Privacy Laws. The Company shall, prior to transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under applicable Privacy Laws. The Warrant Agent shall use commercially best efforts to ensure that its services hereunder comply with applicable Privacy Laws. Specifically, the Warrant Agent agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Warrant Indenture and not to use it for any other purpose except with the consent of or direction from the Company or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft or unauthorized access, use or modification.

11.17  Anti-Money Laundering

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, acting reasonably, determines that such act might cause it to be in noncompliance with any applicable anti-money laundering, anti-terrorist or economic sanction legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering,  anti-terrorist or economic sanction legislation, regulation or guideline, then it shall have the right to resign on 10 Business Days’ prior written notice sent to the Company provided that (i) the Warrant Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Warrant Agent’s satisfaction within such 10-Business Day period, then such resignation shall not be effective.

11.18  Force Majeure

Neither party to this Indenture shall be personally liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of an act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 11.18.

ARTICLE XII
ACCEPTANCE OF TRUSTS BY WARRANT AGENT

12.1  Appointment and Acceptance of Functions

The Company hereby appoints the Warrant Agent under the terms and conditions set forth in this Indenture. The Warrant Agent hereby accepts the terms of this Indenture declared and provided for and agrees to perform the same upon the terms and conditions set forth herein.

ARTICLE XIII
GENERAL

13.1    Notice to the Company and the Warrant Agent

(1)      Unless herein otherwise expressly provided, any notice to be given hereunder to the Company and to the Warrant Agent shall be in writing and may be given by mail, or by e-mail (with original copy to follow by mail) or by personal delivery and shall be addressed as follows:

(a)	if to the Company, to

Titan Medical Inc.
170 University Avenue
Suite 1000
Toronto, Ontario M5H 3B3

Attention: Stephen Randall
E-mail: stephen@titanmedicalinc.com

with a copy to:

Borden Ladner Gervais LLP
Bay Adelaide Centre, East Tower
22 Adelaide Street West, Suite 3400
Toronto, Ontario M5H 3E3

Attention: Manoj Pundit
E-mail: mpundit@blg.com

(b)	if to the Warrant Agent, to

Computershare Trust Company of Canada
100 University Avenue
11th Floor
Toronto, Ontario M5J 2Y1

Attention: General Manager, Corporate Trust Department
E-mail: [●]

and shall be deemed to have been given, if delivered or sent by courier, on the date of delivery or, if mailed, on the third (3rd) Business Day following the date of the postmark on such notice or, if sent by e-mail, on the date of e-mail transmission. Any delivery made or sent by e-mail on a day other than a Business Day, or after 3:00 p.m. (Toronto time) on a Business Day, shall be deemed to be received on the next following Business Day.

(2)      The Company or the Warrant Agent, as the case may be, may from time to time give notice in the manner provided in subsection 13.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company or the Warrant Agent, as the case may be, for all purposes of this Indenture. A copy of any notice of change of address of the Company given pursuant to this subsection 13.1(2) shall be sent to the principal transfer office of the Warrant Agent in the City of Toronto, Ontario and shall be available for inspection by Warrantholders during normal business hours.

(3)      If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Company hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to such party at the appropriate address provided in subsection 13.1(1) by e-mail or other means of prepaid, transmitted, recorded communication and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to such officer or if delivered by e-mail or other means of prepaid, transmitted, recorded communication, on the first Business Day following the date of the sending of such notice by the Person giving such notice.

13.2    Time of the Essence

Time shall be of the essence in this Indenture.

13.3    Counterparts and Formal Date

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of the date hereof.

13.4    Discretion of Directors

Any matter provided herein to be determined by the Directors shall be determined by the Directors in their sole discretion and any determination so made will be conclusive.

13.5    Satisfaction and Discharge of Indenture

Upon the earlier of (a) the date by which there shall have been delivered to the Warrant Agent for exercise or cancellation of all Warrant Certificates theretofore certified hereunder or (b) the expiration of the Exercise Period, this Indenture, except to the extent that Common Shares and certificates therefor have not been issued and delivered hereunder or the Warrant Agent or the Company have not performed any of their obligations hereunder, shall cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Company and upon delivery to the Warrant Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Warrant Agent of the fees and other remuneration payable to the Warrant Agent, shall execute proper instruments acknowledging satisfaction of and discharging of this Indenture.

13.6    Provisions of Indenture and Warrant Certificates for the Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or the Warrant Certificates, expressed or implied, shall give or be construed to give to any Person other than the parties hereto and the holders of the Warrant Certificates any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

13.7    Common Shares or Warrants Owned by the Company or its Subsidiaries Certificates to be Provided

For the purpose of disregarding any Warrants owned legally or beneficially by the Company or any Subsidiary of the Company or any other Affiliate of the Company in Section 9.16, the Company shall provide to the Warrant Agent, from time to time, a certificate of the Company setting forth as at the date of such certificate (a) the names (other than the name of the Company) of the registered holders of Common Shares which, to the knowledge of the Company, are owned by or held for the account of the Company or any Subsidiary of the Company or any other Affiliate of the Company; and (b) the number of Warrants owned legally and beneficially by the Company or any Subsidiary of the Company or any other Affiliate of the Company, and the Warrant Agent in making the determination in Section 9.16 shall be entitled to rely on such certificate.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have executed this Indenture as of the date first written above.

TITAN MEDICAL INC.

By:	(signed) “Stephen Randall”
Name:	Stephen Randall
Title:	Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	(signed) “Robert Morrison”
Name:	Robert Morrison
Title:	Corporate Trust Officer

By:	(signed) “Lisa Kudo”
Name:	Lisa Kudo
Title:	Corporate Trust Officer

- S1 -

SCHEDULE “A”
FORM OF WARRANT CERTIFICATE

COMMON STOCK PURCHASE WARRANT

TITAN MEDICAL INC.

Warrant Shares: _______                                                                                                  Initial Exercise Date: March __, 2019

THIS COMMON STOCK PURCHASE WARRANT (the “Warrant”) certifies that, for value received, _____________ or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the “Initial Exercise Date”) and on or prior to 5:00 p.m. (New York City time) on March ___,20241 (the “Termination Date”) but not thereafter, to subscribe for and purchase from Titan Medical Inc., an Ontario corporation (the “Company”), up to ______ shares (as subject to adjustment hereunder, the “Warrant Shares”) of Common Stock. The purchase price of one share of Common Stock under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

Section 1.                          Definitions.  Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain warrant indenture (the “Warrant Indenture”), dated March [●], 2019, between the Company and the Transfer Agent.

Section 2.                          Exercise.

a)            Exercise of Warrant.  Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company of a duly executed facsimile copy or PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Exercise in the form annexed hereto (the “Notice of Exercise”).  Within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(d)(i) herein) following the date of exercise as aforesaid, the Holder shall deliver the aggregate Exercise Price for the shares specified in the applicable Notice of Exercise by wire transfer or cashier’s check drawn on a United States bank unless the cashless exercise procedure specified in Section 2(c) below is specified in the applicable Notice of Exercise.  No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required.  Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased.  The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Business Day of receipt of such notice.  The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

___________________________
1 Insert the date that is the five-year anniversary of the Initial Exercise Date, provided that, if such date is not a Trading Day, insert the immediately following Trading Day.

b)            Exercise Price.  The exercise price per share of Common Stock under this Warrant shall be US$4.00, subject to adjustment hereunder (the “Exercise Price”).

c)            Cashless Exercise. If at the time of exercise hereof there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the Warrant Shares to the Holder, then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) both executed and delivered pursuant to Section 2(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 2(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(64) of Regulation NMS promulgated under the federal securities laws of the United States) on such Trading Day, (ii) at the option of the Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise or (z) the Bid Price of the Common Stock on the Primary Trading Market as reported by Bloomberg L.P. as of the time of the Holder’s execution of the applicable Notice of Exercise if such Notice of Exercise is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a Trading Day) pursuant to Section 2(a) hereof or (iii) the VWAP on the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is both executed and delivered pursuant to Section 2(a) hereof after the close of “regular trading hours” on such Trading Day; As used herein, “Primary Trading Market” means the TSX unless the volume of trading of the Common Stock on the TSX in the 12 months immediately preceding was less than 25%, then Nasdaq.

(B) = the Exercise Price of this Warrant, as adjusted hereunder; and

(X) = the number of Warrant Shares that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

If Warrant Shares are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the Warrant Shares shall take on the registered characteristics of the Warrants being exercised.  The Company agrees not to take any position contrary to this Section 2(c).

“Bid Price” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Primary Trading Market, the bid price of the Common Stock for the time in question (or the nearest preceding date) on the Primary Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b)  the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Stock are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Purchasers of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Primary Trading Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Primary Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b)  the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Stock are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Purchasers of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

Notwithstanding anything herein to the contrary, on the Termination Date, this Warrant shall be automatically exercised via cashless exercise pursuant to this Section 2(c).

d)            Mechanics of Exercise.

i.    Delivery of Warrant Shares Upon Exercise.  The Company shall cause the Warrant Shares purchased hereunder to be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder’s or its designee’s balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by Holder or (B) this Warrant is being exercised via cashless exercise, and otherwise by physical delivery of a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the date that is the earliest of (i) two (2) Trading Days after the delivery to the Company of the Notice of Exercise, (ii) one (1) Trading Day after delivery of the aggregate Exercise Price to the Company and (iii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise (such date, the “Warrant Share Delivery Date”), provided that under no circumstances shall the Company be required to cause the Warrant Shares to be delivered prior to the payment of the aggregate Exercise Price.   Upon delivery of the Notice of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant Shares, provided that payment of the aggregate Exercise Price (other than in the case of a cashless exercise) is received within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period following delivery of the Notice of Exercise.  If the Company fails for any reason to deliver to the Holder the Warrant Shares subject to a Notice of Exercise by the Warrant Share Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each US$1,000 of Warrant Shares subject to such exercise (based on the VWAP of the Common Stock on the date of the applicable Notice of Exercise), US$10 per Trading Day (increasing to US$20 per Trading Day on the fifth Trading Day after such liquidated damages begin to accrue) for each Trading Day after such Warrant Share Delivery Date until such Warrant Shares are delivered or Holder rescinds such exercise. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable.  As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s Primary Trading Market with respect to the Common Stock as in effect on the date of delivery of the Notice of Exercise.

ii.    Delivery of New Warrants Upon Exercise.  If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iii.    Rescission Rights.  If the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares pursuant to Section 2(d)(i) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.

iv.    Compensation for Buy-In on Failure to Timely Deliver Warrant Shares Upon Exercise.  In addition to any other rights available to the Holder, if the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares in accordance with the provisions of Section 2(d)(i) above pursuant to an exercise on or before the Warrant Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder.  For example, if the Holder purchases Common Stock having a total purchase price of US$11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of US$10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder US$1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss.  Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver shares of Common Stock upon exercise of the Warrant as required pursuant to the terms hereof.

v.    No Fractional Shares or Scrip.  No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant.  As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such final fraction in an amount equal (computed in the case of a fraction of a cent to the next lower cent) to the value of the right to acquire such fractional interest on the basis of the Current Market Price at the Exercise Date.  The minimum amount for payment pursuant to this Section shall be $1.00.

vi.    Charges, Taxes and Expenses.  Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, including any rush fees of the Transfer Agent (provided the exercise is for not less than US$50,000), all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.  The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant Shares.

vii.    Closing of Books.  The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

e)            Holder’s Exercise Limitations.    The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other  Common Stock Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties.  Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith.   To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination.   In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.  For purposes of this Section 2(e), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Transfer Agent setting forth the number of shares of Common Stock outstanding.  Upon the written or oral request of a Holder, the Company shall within one Trading Day confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding.  In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding shares of Common Stock was reported.  The “Beneficial Ownership Limitation” shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of this Warrant.  The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2(e), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of this Warrant held by the Holder and the provisions of this Section 2(e) shall continue to apply.  Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company.  The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

Section 3.                          Certain Adjustments.

a)            Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iv) issues by reclassification of shares of the Common Stock any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged.  Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re‑classification.

b)            Subsequent Equity Sales.  If the Company or any Subsidiary thereof, as applicable, at any time while this Warrant is outstanding, shall sell or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Stock or Common Stock Equivalents, at an effective price per share less than the Exercise Price then in effect (such lower price, the “Base Share Price” and such issuances collectively, a “Dilutive Issuance”) (it being understood and agreed that if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share that is less than the Exercise Price, such issuance shall be deemed to have occurred for less than the Exercise Price on such date of the Dilutive Issuance at such effective price), then simultaneously with the consummation (or, if earlier, the announcement) of each Dilutive Issuance the Exercise Price shall be reduced and only reduced to equal the Base Share Price, provided that the Base Share Price shall not be less than (and in such case shall equal) US$3.95 (subject to adjustment for reverse and forward stock splits, recapitalizations and similar transactions following the date of the Warrant Indenture).  Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued.  Notwithstanding the foregoing, no adjustments shall be made, paid or issued under this Section 3(b) in respect of an Exempt Issuance.  “Exempt Issuance” shall mean the issuance of (a) shares of Common Stock or options to employees, officers, directors or contractors for service of the Company pursuant to any stock or option plan duly adopted for such purpose and approved by the shareholders of the Company, (b) securities upon the exercise or exchange of or conversion of any Securities issued hereunder and/or other securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations) or to extend the term of such securities, and (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith and provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities).The Company shall notify the Holder, in writing, no later than the Trading Day following the issuance or deemed issuance of any Common Stock or Common Stock Equivalents subject to this Section 3(b), indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms (such notice, the “Dilutive Issuance Notice”).  For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 3(b), upon the occurrence of any Dilutive Issuance, the Holder is entitled to receive a number of Warrant Shares based upon the Base Share Price regardless of whether the Holder accurately refers to the Base Share Price in the Notice of Exercise.

c)            [RESERVED]

d)            [RESERVED]

e)            Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share Warrant Indenture or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share Warrant Indenture or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant).  For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration.  If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction.  If a majority of the warrants issued pursuant to the Offering and which remain outstanding are held by the original subscribers thereof, then: the Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 3(e) pursuant to written agreements in form and substance reasonably satisfactory to the Holders of, and approved by the Holders (without unreasonable delay) of, a majority of the Warrants (the “Majority Holders”), prior to such Fundamental Transaction and shall, at the option of the Majority Holders, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Majority Holders. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein.

f)            Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding.

g)            Notice to Holder.

i.    Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by facsimile or email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

ii.    Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (C) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by facsimile or email to the Holder at its last facsimile number or email address as it shall appear upon the Warrant Register of the Company, at least 15 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice.  To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K or shall publicly disclose the material non-public information in accordance with applicable laws.  The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 4.                          Transfer of Warrant.

a)            Transferability.  This Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer.  Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled.  Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full.  The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

b)            New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney.  Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the initial issuance date of this Warrant and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

c)            Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time.  The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

Section 5.                          Miscellaneous.

a)            No Rights as Stockholder Until Exercise.  This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a stockholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3.

b)            Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

c)            Saturdays, Sundays, Holidays, etc.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

d)            Authorized Shares.

The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant.  The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant.  The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the exchange upon which the Common Stock may be listed.  The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment.  Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

e)            Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Warrant Indenture.

f)            Restrictions.  The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by Applicable Securities Laws.

g)            Nonwaiver and Expenses.  No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies.  Without limiting any other provision of this Warrant or the Warrant Indenture, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

h)            Notices.  Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Warrant Indenture.

i)            Limitation of Liability.  No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

j)            Remedies.  The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant.  The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

k)            Successors and Assigns.  Subject to Applicable Securities Laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder.  The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

l)            Amendment.  This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

m)            Severability.  Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

n)            Headings.  The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

********************

(Signature Page Follows)

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

TITAN MEDICAL INC.
By:__________________________________________ Name: Title:

NOTICE OF EXERCISE

TO:            TITAN MEDICAL INC.

(1)    The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2)    Payment shall take the form of (check applicable box):

[  ] in lawful money of the United States; or

[ ] [if permitted the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

(3)    Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

_______________________________

The Warrant Shares shall be delivered to the following DWAC Account Number:

_______________________________

_______________________________

_______________________________

This exercise of warrants, and the Company’s obligation to issue the Warrant Shares, shall not be effective or enforceable if the issuance of the Warrant Shares to the holder would result in the holder and its joint actors and affiliates would hold greater than 9.99% of the outstanding common shares after giving effect to the exercise and issuance, without the holder having filed and cleared a Personal Information Form (in prescribed form) with the Toronto Stock Exchange.

[SIGNATURE OF HOLDER]

Name of Investing Entity: ________________________________________________________________________
Signature of Authorized Signatory of Investing Entity: _________________________________________________
Name of Authorized Signatory: ___________________________________________________________________
Title of Authorized Signatory: ____________________________________________________________________
Date: ________________________________________________________________________________________

EXHIBIT B

ASSIGNMENT FORM
 (To assign the foregoing Warrant, execute this form and supply required information.  Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)
Address:

Phone Number: Email Address:	(Please Print)
Dated: _______________ __, ______
Holder’s Signature:
Holder’s Address:

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